Exhibit 99.1

QIWI Completes the Restructuring Process

NICOSIA, CYPRUS – January 19, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced that it has entered into an agreement to sell its Russian assets consolidated under JSC QIWI and thus completes the restructuring process.

Rationale to divest Russian assets

Since the beginning of the geopolitical turbulences in 2022, the Company and its shareholders have faced extraordinary challenges to the operations of the business and numerous stock market infrastructure issues.

As the Company was revisiting its strategy to navigate the rapidly changing business environment it became clear that under the current circumstances, QIWI’s strategic intentions to expand both worldwide and within the Russian perimeter were not compatible. At the same time, from the investors’ perspective, the market value of the Company has been severely impacted by geopolitical events and regulatory restrictions.

The sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and secure continuing listing on both NASDAQ and MOEX that is in the best interests for the shareholders and the Company. This should allow the Company to focus on further growth of its international business both by developing its existing operations and through non-organic M&A activities. Following the completion of the sale, the Company believes that it will have sufficient funds to secure its sustainable growth as well as to fully comply with NASDAQ and OFAC requirements.

Sale of Russian assets

Today, the Company has entered into an agreement to sell its Russian assets (the “Transaction”) consolidated under JSC QIWI to Fusion Factor Fintech Limited (the “Buyer”), a Hong Kong company wholly-owned by Mr. Andrey Protopopov, currently Director and the CEO of QIWI plc.

The price of the Transaction (the “Transaction price”) was set at RUB 23.75 billion, which includes the discount for the foreign ownership and the heightened level of uncertainty in the wake of the temporary CBR restrictions on certain QIWI Bank operations. As further described below, the Board of Directors of QIWI (the “Board”) believes that the Transaction price and other terms correspond to recent market practices in Russia.

The Transaction price is to be paid in several installments over four years for 100% of the shares of JSC QIWI, as follows:

•	RUB 11,875 million to be paid within four months after the entering into the Transaction; and
•	the remaining RUB 11,875 million to be paid in four equal annual installments commencing in 4Q 2024.

100% shares of the Buyer will be pledged in favor of QIWI to secure the payment of the Transaction price.

Upon closing of the Transaction, Mr. Protopopov will immediately resign his offices as a Director and the Chief Executive Officer of QIWI, as well as any other executive offices in subsidiaries or affiliates of QIWI. The current CFO of QIWI, Alexey Mashchenkov, will be appointed as the successor CEO, and Elena Nikonova, currently his deputy, will be appointed as the CFO of the Company. This will guarantee the continuity in the management team and the smooth transition to the next stage of the Company’s strategy.

The Transaction has received the required approvals by the relevant regulatory authorities and the Board.

Considerations of the Board of Directors and the Share Buyback

The Special Committee of the Board (the “Special Committee”), comprised of the independent directors of the Company and advised by financial and legal advisors, has conducted an analysis intended to ensure the outcome for all the shareholders and for the Company itself which the Directors believe will be the best.

The Special Committee made an assessment of the impact of various restructuring options on (a) the Company, (b) its direct shareholders (owners of Class A and Class B ordinary shares), (c) MOEX shareholders (whose ADSs are held in the Russian National Settlement Depositary), and (d) NASDAQ shareholders (whose ADSs are held outside of the Russian National Settlement Depositary), using three major criteria: 1) liquidity, 2) ability to receive cash, and 3) ability to exercise voting rights.

As part of its analysis, the Special Committee received an independent valuation opinion from a reputable investment bank, including a comparison of the terms of the Transaction with the recent market and regulatory practices in Russia for transactions with exiting foreign shareholders. The Special Committee concluded that the offered Transaction terms correspond to the recent market practice.

Upon the Special Committee’s recommendation, the Board unanimously voted to execute the Transaction as the best available way to dispose of the Company’s Russian assets. The Board believes that this will allow QIWI to unlock the shareholder value through international expansion, and secure liquidity for the shareholders. The Board expects that post-restructuring, QIWI will have a very strong balance sheet and cash position that will enable it to continue its further development.

Share buyback

Due to this fundamental change to the Company’s operations, certain shareholders may consider the sale of the Company’s securities. To provide the additional liquidity to such shareholders the Board has considered the share buyback. Today, the Board voted to convene an Extraordinary General Meeting of the shareholders (the “EGM”) to approve a buyback tender offer (the “Buyback”) for up to 10% of the Company’s issued and outstanding shares (or 6,271,297 shares represented by the American Depositary Shares (the “ADSs”) on both the NASDAQ and the Moscow Stock Exchange (the “MOEX”) subject to consummation of the Transaction. The maximum potential buyout price was set at RUB 581.00 per ADS on MOEX, which was determined by the Board based on the trailing twelve months’ average price on MOEX. The buyout price for ADSs on NASDSAQ in US dollars will be determined using the official foreign currency exchange rate set by the Central Bank of Russia as of the date to be specified in materials and instructions accompanying the commencement of the buyback. The specific mechanism and the terms of the Buyback (taking into consideration the existing infrastructure issues) will be announced with the commencement of the Buyback upon the approval of the Buyback at the EGM.

It is currently anticipated that the repurchased ADSs will be held as treasury stock and maybe subsequently used for M&A activities of the Company.

Listing on NADSAQ and MOEX

The Company intends to retain its NASDAQ and MOEX listings. As previously disclosed, NASDAQ halted trading of the Company’s ADSs in 2022, and has conditionally accepted the Company’s plan of restructuring (including the divestiture of the Russian business) submitted in response to NASDAQ’s delisting notice, provided that the restructuring is completed on or before January 31, 2024. The Company will immediately inform the NASDAQ exchange on the completion of the restructuring process.

The Company’s day-to-day business operations remain uninterrupted and all services are available in full. We continue to focus on improving of our offering and superior service level for our clients, merchants and partners.

Andrey Protopopov, CEO of QIWI plc, commented: “Considering the current global market trends, it is my conviction that it was an ideal time to make this strategic offer which I believe is fair and beneficial for all QIWI plc shareholders and QIWI plc itself. I believe that given the current geopolitical situation, ownership of Russian assets creates numerous complications for the future growth and development of the Company.

At the same time, I strongly believe in the long-term success of the Russian business. After 10+ years spent with QIWI and the team, I understand the business from the bottom up and I am excited to continue to build on this foundation. It is my responsibility to drive the Russian business to new heights, update its strategy, maintain values and culture and further develop the business model.

I am committed to delivering an unmatched customer experience and excited to pursue the path ahead.”

Sergey Solonin, the Chairman of the Board of Directors of QIWI plc, commented: "The management buyout marks a pivotal moment for the Company. The Board has been very careful when making its decision on the form of divestment given the complex and ambiguous position of our diverse shareholders. In the end, we believe the management buyout of our Russian operations will benefit everyone involved and represents a fair and best possible outcome for all shareholders taken as a whole. Furthermore, those shareholders who wish to monetize their investments in QIWI at the current stage will be able to participate in the buyback tender offer upon its approval at the EGM.

I believe this transaction opens an exciting new chapter for QIWI, our customers and the team. We have ambitious plans for the future of our international business, and we have no doubt that the completed restructuring will help to start writing the new chapter of the Company’s history. We recognize that it will take time, investment and patience, and we believe we have all of it in good hands.”

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI's American Depositary Shares are listed on NASDAQ and the Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the share buyback, ability to comply with NASDAQ listing criteria, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.